Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3724 rcoyle@chapman.com

January 9, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Bitcoin ETF
File No. 333-260235

Dear Ms. Bednarowski, Ms. Berkheimer and Mr. Dobbie:

This letter responds to your comments regarding the Amendment No. 4 to registration statement filed on Form S-1 for the Bitwise Bitcoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on January 8, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Response to Comment 1

The Sponsor confirms it will file a correspondence in response to the Staff’s comments and amend its registration statement before 10:00 a.m. (EST) on January 9, 2024.

Comment 2 – General

Please revise your disclosure to clarify whether and to what extent any of the Bitcoin Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants.

JANUARY 9, 2024

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the discussion relating to the entities that have been approved by the Sponsor as Bitcoin Trading Counterparties:

JSCT, LLC is an affiliate of Jane Street Capital, LLC, which is an Authorized Participant to the Trust.

Comment 3 – Risk Factors

Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added as a new risk factor under the section entitled “Risk Factors”:

The Authorized Participants serve in such capacity for several competing exchange-traded bitcoin products, which could adversely affect the market for the Shares.

Only an Authorized Participant may engage in creation or redemption transactions directly with the Trust. Some or all of the Trust’s Authorized Participants are expected to serve as authorized participants or market makers for one or more exchange-traded bitcoin products that compete with the Trust.  This may make it more difficult to engage or retain Authorized Participants for the Trust.  Furthermore, because there is no obligation on the part of the Authorized Participants to engage in creation and redemption or market making activities with respect to the Trust’s Shares, decisions by the Authorized Participants to not engage with the Trust or its Shares may result in a decline in the liquidity of the Shares and the price of the Shares may fluctuate independently of the price of Trust’s bitcoin (i.e., at a greater premium or discount to the Trust’s NAV).

Comment 4 – Risks Factors

We note your response to comment 3 of the Trust’s prior correspondence dated January 5, 2024, that the only crypto asset to be held by the Trust will be bitcoin and that, with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency. Please revise your disclosure to clarify that in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

JANUARY 9, 2024

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the subsection entitled “Shareholders may not receive the benefits of any forks or ‘airdrops’” of the section entitled “Risk Factors”:

Before the Trust claims any Incidental Right(s) and/or IR Asset(s) resulting from a fork or airdrop in the Bitcoin network (other than bitcoin), the Trust would need to seek and obtain certain regulatory approvals, including an amendment to the Trust’s registration statement of which this prospectus is a part and approval of an application by the Exchange to amend its listing rules.

Comment 5 – The Trust’s Fees and Expenses

We note your response to comment 17 of the Trust’s prior correspondence dated January 5, 2024, and re-issue in part. Please revise to disclose:

●	Whether the Trust’s intention is to generally fund the Trading Balance at the Prime Execution Agent with sufficient cash or bitcoin or whether the Trust regularly expects to utilize the Trade Financing Agreement; and

●	In the case of interest payable on the Trade Credits that are the responsibility of the Trust, the impact such interest payments will have on the net assets of the Trust over time.

Response to Comment 5

Pursuant to the Staff’s comment, the following disclosure has been added to the subsection entitled “The Trade Credit Lender” under the section entitled “The Prime Execution Agent and the Trade Credit Lender”:

The Sponsor does not intend to fund the Trading Balance at the Prime Execution Agent with sufficient cash or bitcoin to pay fees and expenses and instead intends to utilize the Trade Financing Agreement for such fees and expenses....

JANUARY 9, 2024

Any such interest payments borne by the Trust will have the effect of reducing the amount of bitcoin represented by a Share and the net asset value of the Trust.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management

James Audette, Esq., Chapman and Cutler LLP